UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

AURIS MEDICAL HOLDING AG

(Name of Issuer)

Common Shares

(Title of Class of Securities)

H03579101

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. H03579101	2 of 7

1.	Names of reporting persons Adamant Biomedical Investments AG
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Switzerland
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 0
	7.	Sole dispositive power 0
	8.	Shared dispositive power 2,169,625
9.	Aggregate amount beneficially owned by each reporting person 2,169,625
10.	Check if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 7.5%
12.	Type of reporting person (see instructions) IA

CUSIP No. H03579101	3 of 7

1.	Names of reporting persons Oliver Kubli
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Switzerland
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 25,000[1]
	6.	Shared voting power 0
	7.	Sole dispositive power 25,000[1]
	8.	Shared dispositive power 2,169,625
9.	Aggregate amount beneficially owned by each reporting person 2,194,625[1]
10.	Check if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 7.6%
12.	Type of reporting person (see instructions) IN

[1]	Includes 6,250 common shares of Auris Medical Holding AG that may be issued upon exercise of warrants held by Mr. Oliver Kubli.

Item 1

1(a)	Name of Issuer: Auris Medical Holding AG

1(b)	Address of Issuer’s Principal Executive Offices:

Bahnhofstrasse 21, 6300 Zug, Switzerland

Item 2

2(a)	Name of Persons Filing:

This Schedule 13G is being filed by Adamant Biomedical Investments AG and Oliver Kubli. The common shares of Auris Medical Holding AG reported in this Schedule 13G as beneficially owned by Adamant Biomedical Investments AG (the “Adamant Shares”) are held by Adamant Global Biotech, Adamant Global Generika, Adamant Global Medtech und Services, and ZKB Fonds Aktien Gesundheit (together, the “ZKB Funds”), each of which holds less than 5% of the common shares of shares in Auris Medical Holding AG. The ZKB Funds are managed by Adamant Biomedical Investments AG, which exercises dispositive power over the Adamant Shares, and are sponsored by Balfidor Fondsleitung AG, Balfidor Holding AG, and Zurcher Kantonalbank (the “Sponsors”), which exercise sole voting power over the Adamant Shares. Mr. Kubli is a Senior Portfolio manager for the ZKB Funds. He disclaims beneficial ownership of the Adamant Shares except to the extent of his pecuniary interest therein. The Sponsors are unrelated to both Adamant Biomedical Investments AG and Mr. Kubli.

2(b)	Address of Principal Business Office or, if none, Residence:

The business address of both Adamant Biomedical Investments AG and Mr. Kubli is Freischuetzgasse 3, Zurich, Switzerland.

2(c)	Citizenship:

Adamant Biomedical Investments AG: Switzerland.

Oliver Kubli: Switzerland.

2(d)	Title of Class of Securities Common Shares

2(e)	CUSIP Number H03579101

Item 3

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

a.	☐	Broker or Dealer registered under Section 15 of the Act.

b.	☐	Bank as defined in Section 3(a)(6) of the Act.

c.	☐	Insurance company as defined in Section 3(a)(19) of the Act.

d.	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

e.	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

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f.	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

g.	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

h.	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

i.	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

j.	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 2,194,625[2]

(b)	Percent of class: 7.6%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 25,000[2]

(ii)	Shared power to vote or to direct the vote 0

(iii)	Sole power to dispose or to direct the disposition of 25,000[2]

(iv)	Shared power to dispose or to direct the disposition of 2,194,625[2]

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

[2]	Includes 6,250 common shares of Auris Medical Holding AG that may be issued upon exercise of warrants held by Mr. Oliver Kubli.

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Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Adamant Biomedical Investments AG

Date:	02/13/2015	By:	/s/ Cyrill Zimmermann
Signatory Authority

		Name:	Cyrill Zimmerman

		Title:	Signatory Authority

Date:	02/13/2015	By:	/s/ John Manieri
Signatory Authority

		Name:	John Manieri

		Title:	Signatory Authority
Oliver Kubli

Date:	02/13/2015	By:	/s/ Oliver Kubli

		Name:	Oliver Kubli

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Exhibit A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13G (including all amendments thereto) is filed on behalf of each of the undersigned.

Adamant Biomedical Investments AG

Date:	2/13/2015	By:	/s/ Cyrill Zimmermann
Signatory Authority

		Name:	Cyrill Zimmermann

		Title:	Signatory Authority

Date:	2/13/2015	By:	/s/ John Manieri
Signatory Authority

		Name:	John Manieri

		Title:	Signatory Authority

Oliver Kubli

Date:	2/13/2015	By:	/s/ Oliver Kubli

		Name:	Oliver Kubli

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